Peter E. Jokiel Executive Vice President & Chief Financial Officer
August 13, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Specialty Underwriters’ Alliance, Inc.
Form 10-K for the Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 1, 2009
File No. 000-50891
Dear Mr. Rosenberg:
I am writing on behalf of Specialty Underwriters’ Alliance, Inc. (the “Company”) in response to the Staff’s comment letter dated July 31, 2009, relating to the above-referenced Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A.
We appreciate the Staff’s review of, and comments to, both our Form 10-K and Proxy Statement. Set forth below are the Staff’s numbered comments and the Company’s responses.
Form 10-K for the period ending December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28
1.	Your explanations of favorable prior year loss developments on pages 30 and 32 are vague. Please revise your discussions to identify and quantify the factors, such as claim counts and/or severity and other underlying causes, that contributed to the development, in addition to the lines of business that you already identified in your discussions.
Response: The Company intends to modify its future filings under the Securities Exchange Act of 1934, as amended (the “‘34 Act”), beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2009 to revise its disclosure under “ITEM 7 — Management’s Discussion and Analysis of Financial Condition and Results of
222 S. Riverside Plaza, Suite 1600  •  Chicago, IL 60606-6001  •  312.277.1652  •  fax: 877.782.2098  •  www.suainsurance.com

Operations” to include disclosure similar to that set forth below. The following language reflects how such disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 on page 30.
For the year ended December 31, 2008, our net calendar year loss and loss adjustment expense ratio was 62.3%, compared to 59.0% for the comparable twelve months in 2007. This increase was driven by higher 2008 accident loss ratios in our workers’ compensation ~~book of~~ line of business due primarily to lower rates and certain large losses in our commercial automobile ~~and workers’ compensation~~ lines of business. The unfavorable current accident year results were partially offset by favorable prior year loss development of $1.8 million principally in our general liability lines. The favorable development during 2008 was primarily due to better than expected claim emergence in our general liability line of business for accident year 2007. The year-end ultimate selection for general liability was $12.0 million as of December 31, 2007. We expected to see emergence in case incurred losses of $2.6 million and paid losses of $2.0 million during 2008. Actual emergence was $1.6 million and $1.3 million for case incurred losses and paid losses, respectively. As an accident year matures, we apply less weight to expected loss methods and more weight to actual paid and incurred trends. As a result, the ultimate incurred loss for our general liability line of business was reduced by $2.2 million during 2008. In addition, the commercial automobile line of business was reduced by $0.5 million due to significant improvement in frequency. Offsetting these favorable developments was adverse development in accident year 2007 for workers’ compensation of $0.9 million. This was primarily due to a reduction in the ceded ultimate losses as the frequency and severity of large losses were less than expected. ~~For the year ended December 31, 2007 we experienced favorable prior year loss development of $2.2 million.~~
A similar discussion of favorable or unfavorable development would be included for all periods reported in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q.
Item 15. Exhibits and Financial Statement Schedules, page 43
2.	We note that you originally filed the Stock Purchase Agreement with OneBeacon Insurance Company as an exhibit to your Form S-1/A filed on September 16, 2004. However, in that filing you omitted the Transfer and Assumption Agreement between Potomac Insurance Company and OneBeacon Insurance Company, which was Exhibit A to the Stock Purchase Agreement. Material contracts filed as exhibits pursuant to Item 601(b)(10) generally must include all material schedules and attachments. Therefore, please re-file the Stock Purchase Agreement and the Transfer and Assumption Agreement previously omitted with the filing of your next quarterly report on Form 10-Q.
222 S. Riverside Plaza, Suite 1600  •  Chicago, IL 60606-6001  •  312.277.1652  •  fax: 877.782.2098  •  www.suainsurance.com

Response: The Company has re-filed the Stock Purchase Agreement with OneBeacon Insurance Company (“OneBeacon”) with the Transfer and Assumption Agreement between Potomac Insurance Company and OneBeacon attached as Exhibit A thereto, as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the period ended June 30, 2009 filed with the Securities and Exchange Commission on August 7, 2009.
Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Cash and Investments, page F-7
3.	Please revise your disclosure to describe the methods you utilize in ensuring that the amortized cost of short term securities approximates fair value.
Response: The Company intends to modify its future filings under the ‘34 Act, beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2009 by adding the following disclosure to its “Note 6 — Investments”. The following language reflects how such disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.
The Company’s short-term investments primarily consist of money market funds but may also include agency discount notes, treasury notes and other short term investments with original maturities of less than one year. These securities are highly liquid investments that present negligible risk of changes in value due to changes in interest rates. The money market investments are recorded at amortized cost on the Company’s balance sheet, which approximates fair value based on quoted market prices and observable market inputs. The Company monitors quoted market prices on all its short term investments to confirm that carrying amounts approximate fair values.
Note 5 — Investments, page F-11
4.	Please clarify how the investment valued using your matrix pricing formula as described on page F-12 is classified (i.e. Level 2 or Level 3). If they are classified at Level 2, please quantify the investments that were fair valued using this method and explain why it is reasonable to classify them outside of Level 3 hierarchy, despite the judgments that are inevitably utilized in the process. Similarly, also revise your disclosure to state how the security valued using your estimated cash flows at $668,000, compared to $141,000 provided by the pricing service, was classified and why.
Response: The Company has classified and expects to continue to classify all securities that are not valued using prices from independent third party pricing services, broker quotes or other observable inputs as Level 3. The Company intends to modify its future filings under the ‘34 Act, beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2009 by adding the following disclosure to its “Note 6 — Investments”. The following language reflects how such disclosure would have
222 S. Riverside Plaza, Suite 1600  •  Chicago, IL 60606-6001  •  312.277.1652  •  fax: 877.782.2098  •  www.suainsurance.com appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.
The Company then validates the price or quote received by examining its reasonableness. The Company’s review process includes (i) quantitative analysis (including yield spread and interest rate and price fluctuations on a monthly basis); (ii) initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and (iii) comparing the fair value estimates to its knowledge of the current market. If a price or a quote as provided is deemed unreasonable, the Company will use the second or the third pricing methodology to determine the fair value of the instrument. During the fourth quarter of 2008, the Company deemed the pricing of one security unreasonable since it was deemed to be provided from a distressed sale and adjusted the fair value to $668 from $141 based on estimated cash flows and available yield spreads.

[...]

In order to determine the proper SFAS 157 classification for each instrument, the Company, on an investment category basis, examines the pricing procedures and inputs used to price the instruments in that investment category. The Company analyzes this information taking into account asset type, rating and liquidity to determine what inputs are observable and unobservable and thereby determines the suggested SFAS 157 Level. Certain securities, primarily commercial and non-agency mortgage-backed and asset-backed securities, may not trade, be very thinly traded or trade at a distressed price due to economic conditions and concerns in the securities market. As a result, prices from independent third party pricing services, broker quotes or other observable inputs are not always available or represent a price from a distressed sale. A model using either a matrix pricing formula or future cash flow expectations is used to develop a fair value for these securities. Due to the low level of transparency around inputs to this valuation process these securities are classified within Level 3.

5.	On page F-12, you state that the temporary losses on investments are primarily due to “market illiquidity and certain asset classes being out of favor with investors.” Since these reasons do not appear to reflect your ability to collect all amounts due according to the contractual terms, please revise your disclosure to state why you believe these losses are temporary. In your disclosure, state whether and how your expectation of cash-flows as of the balance sheet date may have changed from the acquisition date. You may state whether all periodic payments of principles and interests, where applicable, have been received up to date in a timely manner to support your position.
Response: The Company intends to modify its future filings under the ‘34 Act, beginning with its quarterly report on Form 10-Q for the quarter ending September 30,
222 S. Riverside Plaza, Suite 1600  •  Chicago, IL 60606-6001  •  312.277.1652  •  fax: 877.782.2098  •  www.suainsurance.com

2009 by adding the following disclosure to its “Note 6 — Investments”. The following language reflects how such disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.
Temporary losses on investment securities are primarily a result of market illiquidity and certain asset classes being out of favor with investors and are recorded as unrealized losses. The Company considered all relevant factors, including expected recoverability of cash flows, investment credit ratings and the duration and severity of the unrealized loss in assessing whether the loss was other-than-temporary. The Company does not intend to sell its fixed maturity securities, and it is not more likely than not that the Company will be required to sell these investments until there is a recovery of fair value to the Company’s original cost basis which may be at maturity. Other than investments for which the Company has recognized other-than-temporary impairments, the Company has received all of its scheduled principle and interest payments in a timely fashion and has experienced no defaults on any of its investments.

6.	Please revise your disclosure to discuss the factors that resulted in realized losses during 2008 and 2009. In addition, please explain how this recognition of realized losses does not contradict your assertion of the investment values’ recoverability and your ability to hold to recovery.
Response: The Company intends to modify its future filings under the ‘34 Act, beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2009 by adding the following disclosure to its “Note 6 — Investments”. The following language reflects how such disclosure would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.
The following table sets forth the gross realized gains and losses of the Company, excluding losses resulting from other-than-temporary impairments, for the years ended December, 31 2008, 2007 and 2006 as well as the number of transactions during such periods resulting in such realized gains or losses.

	For the Year Ended December, 31
	2008	2007	2006
Gross gain on sales	$29	$60	$324
Gross loss on sales	(43)	(81)	(50)
Net gain (loss) on calls, redemptions, maturity and sinking fund	52	(6)	1

Net gain (loss)	$38	$(27)	$275

Number of sales transactions resulting in gain or loss	4	9	8
In the normal course of operations the Company from time to time trades securities to reinvest the proceeds into a more opportune investment. Such transactions are made at the directive of the Company’s

222 S. Riverside Plaza, Suite 1600  •  Chicago, IL 60606-6001  •  312.277.1652  •  fax: 877.782.2098  •  www.suainsurance.com management and can generate realized gains or losses. Such trades have been both infrequent and immaterial. The Company has never sold a security to meet capital or liquidity needs.
Definitive Proxy Statement on Schedule 14A filed April 1, 2009
Compensation Discussion and Analysis
The Elements of Our Compensation Program
Cash Bonuses, page 19
7.	In the discussion of Cash Bonuses, you have stated that the discretionary cash bonuses and non-equity incentive payments are determined by the Committee based on metrics set forth in the 2008 Officers Bonus Program. On page 19 you state that the Compensation Committee “takes into consideration individual achievement as well as such individual’s contribution to the overall goals and performance of the Company,” and that “the named executive officers establish individual performance goals annually, and the Compensation Committee reviews and approves such performance goals.” Please provide us with proposed sample disclosure for inclusion in your next proxy statement which identifies the individual goals, the extent to which individual and corporate targets were achieved and how the achievement was used to determine the individual bonuses.
Response: The Company intends to modify its proxy statement for the next annual meeting of stockholders of the Company to revise its disclosure under the section entitled “COMPENSATION DISCUSSION AND ANALYSIS — Compensation Paid in [2008]” to include language similar to that set forth below. The following sample language reflects how such disclosure would have appeared in the Company’s proxy statement for the annual meeting of stockholders filed on April 1, 2009 for its Chief Executive Officer and is based on compensation paid in 2008. We will provide similar disclosure for all named executive officers.
In 2008, Courtney Smith, our Chief Executive Officer, received a salary of $463,000, which represented a 5% increase in his base salary from 2007, an a discretionary individual bonus of $80,000, which was paid in 2009, no non-equity incentive payments and a grant of 60,000 ~~restricted~~ deferred stock units, which vest in equal installments on each of the five subsequent grant date anniversaries. For the discretionary individual based bonus, the Compensation Committee took into consideration Mr. Smith’s contribution to the overall goals and performance of the Company as well as his achievements relating to certain individual performance goals. Mr. Smith’s individual performance goals included targets for direct written premium, loss and loss adjusted expense ratio, acquisition expense ratio, operating expense ratio and net income. Since the Company’s ROE was below 10%, the maximum individual based bonus that Mr. Smith could receive was 25% of his base salary if all individual goals had been fully achieved. The Compensation Committee awarded Mr. Smith a bonus equal to

222 S. Riverside Plaza, Suite 1600  •  Chicago, IL 60606-6001  •  312.277.1652  •  fax: 877.782.2098  •  www.suainsurance.com approximately 17% of his base salary because the relative achievement of Mr. Smith’s performance goals were, in the opinion of the Compensation Committee, sufficient in light of the current condition of the general economy and the insurance industry to warrant such bonus level. Mr. Smith also received $9,200 in matching contributions by the Company to his 401(k) plan.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Once you have had an opportunity to review this response, please contact the undersigned at (312) 277-1602 with any questions or further comments relating to this response letter.
Sincerely yours,

Peter E. Jokiel
Executive Vice President and
Chief Financial Officer
cc:	Scott Goodreau, General Counsel
222 S. Riverside Plaza, Suite 1600  •  Chicago, IL 60606-6001  •  312.277.1652  •  fax: 877.782.2098  •  www.suainsurance.com